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                                                                    Exhibit 99.5

                   [LETTERHEAD OF SALOMON SMITH BARNEY INC.]

CONFIDENTIAL

March 10, 1999

The Board of Directors
Reckson Associates Realty Corp.
225 Broadhollow Road
Melville, New York 11747

Members of the Board:

    We hereby consent to the inclusion of our opinion letter to the Board of Directors of Reckson Associates Realty Corp. ("Reckson") as Annex C to the Joint Proxy Statement/Prospectus of Reckson and Tower Realty Trust, Inc. ("Tower") relating to the proposed merger transaction involving Reckson and Tower. In giving such consent, we do not admit that we come within the category of persons whose consent is required under, and we do not admit that we are "experts" for purposes of, the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

Very truly yours,

/s/ SALOMON SMITH BARNEY INC.

SALOMON SMITH BARNEY INC.